UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

DayStar Technologies, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 23962Q 100

(CUSIP Number)

Dynamic Worldwide Solar Energy, LLC
515 Madison Avenue, 29th Floor
New York, NY 10022
Attention: Mr. Robert Entler
(212) 632-4808

with a copy to:
Stephen B. Delman
515 Madison Avenue, 29th Floor
New York, NY 10022
(212) 632-4817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 22, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 23962Q 100		Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dynamic Worldwide Solar Energy, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 657,741 shares1 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 657,741 shares1 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 657,741 shares1 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% of outstanding shares of Common Stock2 (See Item 5)
14		TYPE OF REPORTING PERSON OO

1   Includes 240,741 shares of Common Stock issuable upon exercise of the Warrant.

2   Includes as outstanding 778,219 shares of Common Stock issued to Dynamic Worldwide Solar Energy, LLC since November 19, 2010 and 240,741 shares of Common Stock issuable upon exercise of the Warrant.

CUSIP NO. 23962Q 100	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 4 ("Amendment No. 4") further amends and supplements the Schedule 13D dated November 18, 2010 (the "Schedule 13D"), filed by Dynamic Worldwide Solar Energy, LLC, a Delaware limited liability company ("Dynamic"), with respect to beneficial ownership of (1) shares of common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Company”), and (2) a warrant to purchase up to 240,741 shares of Common Stock (the “Warrant”), as such Schedule 13D has been amended and supplemented by Amendment No. 1 to Schedule 13D dated January 24, 2011 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D dated February 7, 2011 ("Amendment No. 2") and Amendment No. 3 to Schedule 13D dated February 15, 2011 ("Amendment No. 3").

This Amendment No. 4 is being filed to update Item 5 of the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Unless otherwise defined in this Amendment No. 4, capitalized terms have the meanings set forth in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

The Company’s principal executive office is located at 1010 South Milpitas Boulevard, Milpitas, California 95035.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to include the following information:

(a) Based on the Company's most recent Definitive Proxy Statement on Schedule 14A, as of November 19, 2010 there were 5,129,659 shares of Common Stock issued and outstanding.  Dynamic beneficially owns 657,741 shares of Common Stock, including 240,741 shares underlying the Warrant exercisable for 240,741 shares of Common Stock.  Since February 10, 2011, Dynamic has sold an aggregate of 187,651 shares of Common Stock on the open market.  Based on the number of shares issued and outstanding as of November 19, 2010 and including 722,222 shares issued on conversion of the Note, 55,997 shares issued in lieu of interest and 240,741 shares issuable upon exercise of the Warrant, Dynamic beneficially owns approximately 10.7% of the outstanding Common Stock of the Company.

(b) Dynamic has the sole power to vote or dispose of the 417,000 shares of Common Stock and any Common Stock acquired upon exercise of the Warrant.

Section (c) of Item 5 is supplemented as follows:

(c) During the past 60 days, Dynamic effected the following transactions with respect to the Common Stock:

Dynamic sold the following shares of Common Stock on the open market:

CUSIP NO. 23962Q 100	SCHEDULE 13D	Page 4 of 5 Pages

Date	Shares	Price
March 10, 2011	10,000	$1.04
March 15, 2011	10,000	$1.10
March 21, 2011	10,000	$0.94
March 21, 2011	20,000	$0.96
March 22, 2011	18,700	$0.96
March 23, 2011	53,000	$0.9602
March 23, 2011	15,951	$0.9501
March 28, 2011	50,000	$0.9210

CUSIP NO. 23962Q 100	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011	DYNAMIC WORLDWIDE SOLAR ENERGY, LLC By: /s/ Brad Zackson Brad Zackson Attorney-in-fact